August 27, 2019

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya Aldave

Re:	Merus N.V.

Registration Statement on Form F-3

Filed August 21, 2019

Registration No. 333-233383

Dear Ms. Aldave:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 29, 2019 at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as Merus N.V. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Merus N.V. Yalelaan 62, 3584 CM Utrecht The Netherlands	T +31 (0)30 253 8800 E enquiries@merus.nl W www.merus.nl	KVK 30189136 BTW NL812247413B01 IBAN NL 73 RABO 0117 5633

Merus is a Nasdaq-listed biotechnology company based in the Netherlands and in the US,

focusing on the development of full length IgG human bispecific antibodies for the treatment of cancer patients.

Sincerely yours,

Merus N.V.

By:	/s/ Ton Logtenberg
Ton Logtenberg
President, Chief Executive Officer and Principal Financial Officer

cc:	Peter Silverman, Merus N.V.

Anne Noordzij, Merus N.V.

Merus N.V. Yalelaan 62, 3584 CM Utrecht The Netherlands	T +31 (0)30 253 8800 E enquiries@merus.nl W www.merus.nl	KVK 30189136 BTW NL812247413B01 IBAN NL 73 RABO 0117 5633

Merus is a Nasdaq-listed biotechnology company based in the Netherlands and in the US,

focusing on the development of full length IgG human bispecific antibodies for the treatment of cancer patients.